

Mail Stop 3561

October 18, 2016

Ms. Erifili Tsironi
Chief Financial Officer
Navios Maritime Midstream Partners L.P.
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo 98000
Monaco

      Re: Navios Maritime Midstream Partners L.P.
            Form 20-F for the Year Ended December 31, 2015
            Filed March 8, 2016
            File No. 001-36738

Dear Ms. Tsironi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Melissa Raminpour

                Melissa Raminpour
                Branch Chief
                Office of Transportation and Leisure